Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

DATED AS OF MARCH 3, 2008

AMONG

BOTTOMLINE TECHNOLOGIES (de), INC.,

OLIVE ACQUISITION CORP.

AND

OPTIO SOFTWARE, INC.

ARTICLE 1.
DEFINITIONS		6

ARTICLE 2.
TERMS OF MERGER		11

2.1.	Effect of Merger and Surviving Corporation	11

2.2.	Stock of Company	11

2.3.	Company Stock Options	12

2.4.	Effect on Merger Sub Stock	12

2.5.	Exchange Procedures	12

2.6.	Adjustments	13

2.7.	Directors of Surviving Corporation	14

2.8.	Executive Officers of Surviving Corporation	14

2.9.	No Further Ownership Rights in Stock	14

2.10.	Articles of Incorporation and Bylaws	14

2.11.	Withholding Rights	14

ARTICLE 3.
THE CLOSING		14

3.1.	Closing Date	14

3.2.	Certificate of Merger	14

3.3.	Further Assurances	15

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF COMPANY		15

4.1.	Incorporation, Standing and Power	15

4.2.	Capitalization	15

4.3.	Subsidiaries	17

4.4.	Financial Statements	17

4.5.	Reports and Filings	17

4.6.	Authority of Company	18

4.7.	Insurance	19

4.8.	Personal Property	19

4.9.	Real Estate	20

4.10.	Litigation	20

4.11.	Taxes	20

4.12.	Compliance with Charter Provisions and Laws and Regulations	22

4.13.	Employees	23

4.14.	Brokers and Finders	23

4.15.	Scheduled Contracts	23

4.16.	Performance of Obligations	25

4.17.	Certain Material Changes	25

4.18.	Licenses and Permits	26

4.19.	Undisclosed Liabilities	26

4.20.	Employee Benefit Plans.	26

4.21.	Accounting Records and Internal Controls	28

4.22.	Vote Required	28

4.23.	Disclosure Documents and Applications	29

4.24.	Intellectual Property	29

4.25.	Fairness Opinion	31

4.26.	Restrictions on Business Activities	32

4.27.	Customers	32

4.28.	No Additional Representations	32

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF PARENT		32

5.1.	Incorporation, Standing and Power	32

5.2.	Authority	32

5.3.	Financing	33

5.4.	Litigation	33

5.5.	Ownership of Merger Sub	33

5.6.	Accuracy of Information Furnished for Company Proxy Statement	33

5.7.	Ownership of Company Capital Stock	34

ARTICLE 6.
COVENANTS OF COMPANY PENDING EFFECTIVE TIME OF THE MERGER		34

6.1.	Limitation on Conduct Prior to Effective Time of the Merger	34

6.2.	Affirmative Conduct Prior to Effective Time of the Merger	38

6.3.	Access to Information	39

6.4.	Filings	40

6.5.	Notices; Reports	40

6.6.	Company Shareholders’ Meeting	40

6.7.	Proxy Statement	41

6.8.	FIRPTA Certificate	41

ARTICLE 7.		41

7.1.	Limitation on Conduct Prior to Effective Time of the Merger	41

7.2.	Applications	42

7.3.	Notices; Reports	42

7.4.	Indemnification and Directors’ and Officers’ Insurance	42

ARTICLE 8.
ADDITIONAL COVENANTS		43

8.1.	[intentionally omitted]	43

8.2.	Reasonable Efforts	43

8.3.	Public Announcements	43

8.4.	Takeover Statutes	43

8.5.	Section 16 Matters	44

8.6.	Stockholder Litigation	44

8.7.	Tax Matters	44

8.8.	Subsidiary Matters	44

ARTICLE 9.
CONDITIONS PRECEDENT TO THE MERGER		44

9.1.	Shareholder Approval	44

9.2.	No Judgments or Orders	44

9.3.	Employee Benefit Plans	45

9.4.	Proxy Statement	45

ARTICLE 10.
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF COMPANY		45

10.1.	Representations and Warranties; Performance of Covenants	45

10.2.	Officers’ Certificate	45

ARTICLE 11.
CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		45

11.1.	Representations and Warranties; Performance of Covenants	45

11.2.	Authorization of Merger	46

11.3.	Officers’ Certificate	46

11.4.	No Material Adverse Effect	46

11.5.	Third Party Consents	46

11.6.	Resignations	46

ARTICLE 12.
EMPLOYEE BENEFITS		46

12.1.	Employee Benefits	46

12.2.	Company Stock Options and the Company Stock Option Plans	48

ARTICLE 13.
TERMINATION		49

13.1.	Termination	49

13.2.	Effect of Termination	50

ARTICLE 14.
MISCELLANEOUS		51

14.1.	Expenses	51

14.2.	Notices	52

14.3.	Assignment	52

14.4.	Counterparts	53

14.5.	Effect of Representations and Warranties	53

14.6.	Third Parties	53

14.7.	Integration	53

14.8.	Specific Performance	53

14.9.	Knowledge	53

14.10.	Governing Law	53

14.11.	Captions	53

14.12.	Severability	53

14.13.	Waiver and Modification; Amendment	54

14.14.	Personal Liability	54

14.15.	Waiver of Jury Trial	54

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of the 3rd day of March, 2008, by and among Bottomline Technologies (de), Inc., a Delaware corporation (“Parent”), Olive Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Optio Software, Inc., a Georgia corporation (“Company”).

WHEREAS, each of Parent, Merger Sub and Company desires to enter in to a transaction whereby Merger Sub will merge with and into Company (the “Merger”), with Company being the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in accordance with the provisions of the Georgia Business Corporation Code (the “GBCC”), the Boards of Directors of Parent, Merger Sub and Company have adopted this Agreement and the Merger pursuant to which Merger Sub will merge with and into Company and each outstanding share of Company common stock, no par value per share (“Company Stock”), excluding any Company Dissenting Shares (as defined below), and each outstanding Company Stock Option (as defined below), will be converted into the right to receive the Merger Consideration (as defined in Section 2.2(b)) upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Company has directed that the Agreement be submitted for approval by Company’s shareholders; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, certain of the holders of Company Stock are entering into a voting agreement with Parent substantially in the form attached hereto as Exhibit A (the “Voting Agreement”).

NOW, THEREFORE, on the basis of the foregoing recitals and in consideration of the respective covenants, agreements, representations and warranties contained herein, the parties hereto agree as follows:

ARTICLE 1.

DEFINITIONS

Except as otherwise expressly provided for in this Agreement, or unless the context otherwise requires, as used throughout this Agreement the following terms shall have the respective meanings specified below:

“Affiliate” of, or a Person “Affiliated” with, a specific Person(s) is a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person(s) specified.

“Affiliated Group” means, with respect to any entity, a group of entities required or permitted to file consolidated, combined or unitary Tax Returns (as defined herein).

“Agreement” has the meaning set forth in the preamble of this Agreement.

“BDO” means BDO Seidman, LLP, Company’s independent public accountants.

“Benefit Arrangements” has the meaning set forth in Section 4.20(b).

“Book Entry Shares” has the meaning set forth in Section 2.5(b).

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York are required or authorized by law to be closed.

“Certificate of Merger” or “Certificates of Merger” have the meaning set forth in Section 3.2.

“Certificates” has the meaning set forth in Section 2.5(b).

“Closing” means the consummation of the Merger provided for in Article 2 of this Agreement on the Closing Date (as defined herein) at the offices of Locke Lord Bissell & Liddell LLP, 1900 The Proscenium, 1170 Peachtree Street, NE, Atlanta, Georgia 30309, or at such other place as the parties may agree upon in writing.

“Closing Date” means the date which is no later than the second Business Day following the day on which the last of the conditions specified in Articles 9, 10 and 11 (excluding, for purposes of this definition, conditions that, by their terms, are to be satisfied on the Closing Date) have been fulfilled or waived (if permissible) or such other date as the parties may agree upon.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble of this Agreement.

“Company Disclosure Letter” means that letter designated as such which has been delivered by Company to Parent concurrently with the execution and delivery of this Agreement.

“Company Dissenting Shares” has the meaning set forth in Section 2.2(c).

“Company Leases” has the meaning set forth in Section 4.9.

“Company List” means any list required to be furnished by Company to Parent herewith.

“Company Patents” has the meaning set forth in Section 4.24(b).

“Company Property” has the meaning set forth in Section 4.12(b).

“Company Registered IP” has the meaning set forth in Section 4.24(b).

“Company Registered Marks” has the meaning set forth in Section 4.24(b).

“Company SEC Documents” has the meaning set forth in Section 4.5(a).

“Company Shareholders’ Meeting” means the meeting of Company’s shareholders referred to in Section 6.6.

“Company Source Code” has the meaning set forth in Section 4.24(g).

“Company Stock” has the meaning set forth in the second recital of this Agreement.

“Company Stock Option Plans” means all stock option plans or other equity-related plans of Company.

“Company Stock Option” means any option or right to acquire Company Stock, or stock appreciation right payable in cash issued pursuant to Company Stock Option Plans or otherwise.

“Company Supplied Information” has the meaning set forth in Section 4.23.

“Competing Transaction” has the meaning set forth in Section 6.1(l).

“Confidentiality Agreement” means that certain Confidentiality Agreement dated November 15, 2007 by and between Parent and Company.

“Continuing Employees” has the meaning set forth in Section 12.1(b).

“Copyrights” has the meaning set forth in Section 4.24(a).

“DGCL” means the General Corporation Law of the State of Delaware.

“Effective Time of the Merger” means the later of the date and time upon which a Certificate of Merger is filed with the Secretary of State of the State of Georgia or the Secretary of State of the State of Delaware, or at such time thereafter as shall be agreed to by the parties and specified in the applicable Certificate of Merger.

“Employee Plans” has the meaning set forth in Section 4.20(a).

“Encumbrance” means any option, pledge, security interest, lien, charge, encumbrance or restriction (whether on voting or disposition or otherwise), whether imposed by agreement, understanding, law or otherwise.

“Environmental Regulations” has the meaning set forth in Section 4.12(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliates” has the meaning set forth in Section 4.20(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Computershare Investor Services, LLC.

“Exchange Fund” has the meaning set forth in Section 2.5(a).

“Expenses” has the meaning set forth in Section 14.1.

“Financial Statements of Company” means the financial statements of Company consisting of (i) the balance sheets as of January 31, 2005, 2006 and 2007, the related statements of income, stockholders’ equity and cash flows for the years then ended and the related notes thereto and related opinions of BDO thereon for the years then ended and (ii) the balance sheets as of April 30, July 31 and October 31, 2007 and the related statements of income, stockholders’ equity and cash flows for the periods then ended.

“GAAP” means United States generally accepted accounting principles consistently applied during the periods involved.

“GBCC” has the meaning set forth in the second recital of this Agreement.

“Governmental Entity” means any court, tribunal or judicial or arbitral body in any jurisdiction or any United States federal, state, municipal or local or any foreign or other governmental, regulatory or administrative authority, agency or instrumentality.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hazardous Materials” has the meaning set forth in Section 4.12(b).

“Indemnified Liabilities” has the meaning set forth in Section 7.4(a).

“Indemnified Parties” has the meaning set forth in Section 7.4(a).

“Intellectual Property” has the meaning set forth in Section 4.24(a).

“IRS” means the Internal Revenue Service.

“Marks” has the meaning set forth in Section 4.24(a).

“Material Adverse Effect” means any circumstance, change in or effect on Company or the Surviving Corporation (1) that is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), business, properties, assets, liabilities, or results of operations of Company or the Surviving Corporation, taken as a whole, or (2) that materially impairs or would reasonably be expected to materially impair the ability of Company to timely perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded the effect of: (i) any change in applicable laws, regulations, GAAP or accounting requirements applicable to Company or to the software industry generally (to the extent not having a disproportionate effect on the Company and its Subsidiaries), (ii) any general social, political, economic, environmental or natural condition, change, effect, event or occurrence including changes in prevailing interest rates, currency exchange rates or general global economic or global market conditions (to the extent not having a disproportionate effect on the Company and its Subsidiaries), (iii) any loss or threatened loss of business from any customers of the Company or its Subsidiaries caused by the announcement or the pendency of the transactions contemplated by this Agreement, (iv) any action or omission by Company pursuant to the terms of this Agreement including the public announcement of the transactions contemplated by this Agreement, (v) any expenses incurred in connection with this Agreement or the transactions contemplated hereby, (vi) changes in the industry and markets in which the Company operates generally (to the extent not having a disproportionate effect on Company and its Subsidiaries), (vii) any change in the Company’s stock price or trading volume, in and of itself, and (viii) the failure, in and of itself, of the Company to meet projections of earnings, revenues or financial measures (it being understood that the cause of any such failure may be deemed to constitute a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred).

“Merger” has the meaning set forth in the first recital of this Agreement.

“Merger Consideration” has the meaning set forth in Section 2.2(b).

“Merger Sub” has the meaning set forth in the preamble of this Agreement.

“New Plans” has the meaning set forth in Section 12.1(b).

“Open Source Materials” has the meaning set forth in Section 4.24(i).

“Parent” has the meaning set forth in the preamble of this Agreement.

“Parent Supplied Information” has the meaning set forth in Section 5.7.

“Patents” has the meaning set forth in Section 4.24(a).

“Person” means any individual, corporation, association, partnership, limited liability company, trust, joint venture, other entity, unincorporated organization, government or governmental department or agency.

“Proxy Statement” means the Proxy Statement, together with any supplements thereto, that is used to solicit proxies for the Company Shareholders’ Meeting in connection with the Merger.

“Representatives” has the meaning set forth in Section 6.1(l).

“Scheduled Contract” has the meaning set forth in Section 4.15.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” of a Person means any corporation, partnership, limited liability company or other business entity of which more than 25% of the voting power is owned or controlled by such Person.

“Superior Proposal” has the meaning set forth in Section 6.1(l).

“Surviving Corporation” means Company, following the effectiveness of the Merger.

“Tax” or “Taxes” means (i) any and all federal, state, local or foreign taxes, charges, premium taxes, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, corporation and estimated taxes, custom duties, fees, assessments and charges of any kind whatsoever; and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i).

“Tax Returns” means all returns, declarations, reports, information returns, statements, elections, disclosures and schedules required to be filed in respect of any Taxes (including any attachments thereto or amendments thereof).

“Termination Fee” has the meaning set forth in Section 13.2(b).

“Three Day Period” has the meaning set forth in Section 6.1(l).

“Trade Secrets” has the meaning set forth in Section 4.24(a).

“Voting Agreement” has the meaning set forth in the fourth recital of this Agreement.

ARTICLE 2.

TERMS OF MERGER

2.1. Effect of Merger and Surviving Corporation. At the Effective Time of the Merger, Merger Sub will be merged with and into Company pursuant to the terms, conditions and provisions of this Agreement and in accordance with the applicable provisions of the GBCC and the DGCL, the separate corporate existence of Merger Sub shall cease and the Company shall be the Surviving Corporation in the Merger. The Merger will have the effects set forth in the GBCC and the DGCL.

2.2. Stock of Company. Subject to Section 2.6, each share of Company Stock issued and outstanding immediately prior to the Effective Time of the Merger shall, without any further action on the part of Company or the holders of such shares, be treated on the basis set forth in this Section 2.2.

(a) Cancellation of Certain Stock. At the Effective Time of the Merger, any share of Company Stock held by Company or any of its Subsidiaries as treasury stock or owned by Parent or Merger Sub shall be automatically cancelled and retired and shall cease to exist, and no consideration shall be delivered therefor.

(b) Conversion of Company Stock. At the Effective Time of the Merger, each issued and outstanding share of Company Stock (other than shares to be cancelled in accordance with Section 2.2(a) and any Company Dissenting Shares) shall be automatically cancelled and cease to be an issued and outstanding share of Company Stock and be converted into the right to receive per share consideration (the “Merger Consideration”) in cash in the amount of $1.85.

(c) Company Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock that are issued and outstanding as of the Effective Time of the Merger and that are held by a shareholder of Company who has properly asserted such holder’s dissenters’ rights under Article 13 of the GBCC (the “Company Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to payment for such shares under Article 13 of the GBCC. If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right at or following the Effective Time of the Merger, each share of such holder’s Company Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time of the Merger, the right to receive, without any interest thereon, the Merger Consideration. Company shall give Parent (i) prompt notice of any notice or demands for appraisal or payment for shares of Company Stock received by Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands or notices. Company shall not, without the prior written consent of Parent, or as required by the GBCC, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. Each holder of Company Dissenting Shares who becomes entitled under Article 13 of the GBCC to receive payment for such holder’s shares shall receive payment therefor from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the GBCC), and such shares shall be retired and cancelled.

2.3. Company Stock Options. Each Company Stock Option outstanding as of the Effective Time of the Merger shall be treated in accordance with Section 12.2.

2.4. Effect on Merger Sub Stock. At the Effective Time of the Merger, each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

2.5. Exchange Procedures.

(a) At the Effective Time of the Merger, Parent shall deposit with the Exchange Agent for the benefit of the holders of shares of Company Stock outstanding immediately prior to the Effective Time of the Merger, for exchange in accordance with this Section 2.5 through the Exchange Agent, cash in the amount of the aggregate Merger Consideration payable to (i) such holders of Company Stock pursuant to Section 2.2 in exchange for their shares of Company Stock and (ii) such holders of Company Stock Options, pursuant to Section 12.2 in exchange for their Company Stock Options (collectively, the “Exchange Fund”).

(b) Parent shall direct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time of the Merger, to each holder of record of shares of Company Stock which are represented by (x) a certificate or certificates which immediately prior to the Effective Time of the Merger represented outstanding shares of Company Stock (the “Certificates”) or (y) an entry to that effect in the shareholder records maintained on behalf of Company by the Company stock transfer agent (the “Book Entry Shares”), whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.2 hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates (if any) shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and Company may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates or authorizing transfer and cancellation of Book Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, or authorizing transfer of Book Entry Shares, together with such letter of transmittal, duly executed, the holder of such shares of Company stock shall be entitled to receive in exchange therefor the amount of the Merger Consideration which such holder has the right to receive pursuant to Section 2.2 hereof, and any Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.5, each Certificate and any Book Entry Shares shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or transfer of the Book Entry Shares, as the case may be, as contemplated by this Section 2.5. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Company Stock that are not Book Entry Shares should be unable to surrender the Certificates for such shares, because they have been lost or destroyed, such holder shall, if required by Parent or Exchange Agent, deliver in lieu thereof a bond in form and substance and with surety reasonably satisfactory to Parent and shall be entitled to receive the Merger Consideration to be paid in consideration therefor in accordance with Section 2.2 hereof.

(c) If, after the Effective Time of the Merger, Certificates or Book Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Any portion of the Exchange Fund which remains undistributed to the shareholders of Company following the passage of six months after the Effective Time of the Merger shall be delivered to the Surviving Corporation, upon demand, and any shareholders of Company who have not theretofore complied with this Section 2.5 shall thereafter look only to the Surviving Corporation and/or Parent for payment of their claim for the Merger Consideration payable in consideration for any Certificate or transfer of any Book Entry Shares, without interest.

(e) Except as otherwise required by law, none of Parent, Company or the Surviving Corporation shall be liable to any holder of shares of Company Stock for such cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.6. Adjustments. If after the date hereof and on or prior to the Effective Time of the Merger, the outstanding shares of Company Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, or any similar event shall occur, the Merger Consideration shall be adjusted accordingly to provide to the holders of Company Stock the same economic effect as contemplated by this Agreement prior to such event.

2.7. Directors of Surviving Corporation. At the Effective Time of the Merger, the board of directors of the Surviving Corporation shall be comprised of the persons serving as directors of Merger Sub immediately prior to the Effective Time of the Merger. Such persons shall serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

2.8. Executive Officers of Surviving Corporation. At the Effective Time of the Merger, the executive officers of the Surviving Corporation shall be comprised of the persons serving as executive officers of Merger Sub immediately prior to the Effective Time of the Merger. Such persons shall serve until the earlier of their resignation or termination.

2.9. No Further Ownership Rights in Stock. All Merger Consideration delivered upon the surrender for exchange of shares of Company Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to ownership of such shares of stock. At and after the Effective Time of the Merger, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock which were outstanding immediately prior to the Effective Time of the Merger, and upon delivery of the Merger Consideration upon surrender for exchange of Company Stock, each such share of Company Stock shall be cancelled.

2.10. Articles of Incorporation and Bylaws. The Articles of Incorporation of the Surviving Corporation shall be the Second Amended and Restated Articles of Incorporation of Company, which shall be filed with the Certificates of Merger and shall be in the form set forth in Exhibit B. The Bylaws of Company as in effect immediately prior to the Effective Time of the Merger shall be the Bylaws of the Surviving Corporation.

2.11. Withholding Rights. Each of Parent, the Surviving Corporation, and the Exchange Agent shall be entitled to deduct, withhold, and pay over to the applicable Governmental Entity from the consideration otherwise payable pursuant to this Agreement to any recipient of a payment hereunder such minimum amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable recipient in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent, as the case may be and Parent and Surviving Corporation as to themselves covenant and shall cause as to the Exchange Agent to have such withholding paid to the applicable Governmental Entity when such amount is due.

ARTICLE 3.

THE CLOSING

3.1. Closing Date. The Closing shall take place on the Closing Date.

3.2. Certificate of Merger. Subject to the provisions of this Agreement, a certificate of merger (“Certificate of Merger”) shall be duly prepared, executed by the Surviving

Corporation and thereafter delivered to the Secretary of State of the State of Georgia for filing, as provided in the GBCC, on the Closing Date, and a Certificate of Merger (and together with the Certificate of Merger to be delivered to the Secretary of State of the State of Georgia, collectively, the “Certificates of Merger”) shall be duly prepared, executed by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, on the Closing Date.

3.3. Further Assurances. At the Closing, the parties hereto shall deliver, or cause to be delivered, such documents or certificates as may be necessary in the reasonable opinion of counsel for any of the parties, to effectuate the transactions contemplated by this Agreement.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF COMPANY

The following representations and warranties by Company to Parent and Merger Sub are qualified by the Company Disclosure Letter. The Company Disclosure Letter shall refer to the representation or warranty to which exceptions or matters disclosed therein relate; provided, however, that an exception or matter disclosed with respect to one representation or warranty shall also be deemed disclosed with respect to each other warranty or representation only to the extent it is clear from a reading of such disclosure that it also relates to such other representation or warranty. The inclusion of any item in such Company Disclosure Letter shall not be deemed an admission that such item is a material fact, event or circumstance or that such item has or had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.1. Incorporation, Standing and Power. Company has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Georgia. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is duly qualified to do business in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Company has delivered to Parent true and correct copies of the Company’s Articles of Incorporation and Bylaws, as currently in effect.

4.2. Capitalization.

(a) As of the close of business on March 1, 2008, the authorized capital stock of Company consists of 100,000,000 shares of Company Stock, of which 22,222,280 shares are issued and outstanding, and 20,000,000 shares of preferred stock, none of which are issued or outstanding. No shares of Company Stock are held in treasury by Company. The rights and privileges of the Company Stock and the preferred stock are as set forth in the Company’s Articles of Incorporation and pursuant to applicable laws. All of the outstanding shares of Company Stock are validly issued, fully paid and nonassessable. Except for Company Stock Options covering 3,799,367 shares of Company Stock as of the date hereof, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of capital stock of Company nor any securities convertible into such stock, and Company is not obligated to issue any additional shares of Company Stock or any additional options, warrants or other rights in or with respect to the issued or unissued shares of capital stock of Company or any other securities convertible into such stock, except for issuances under the Company Stock Options permitted by Section 6.1(a).

No issued and outstanding shares of Company Stock are subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code or are otherwise subject to a repurchase or redemption right or right of first refusal in favor of Company.

Section 4.2(a) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of: (i) all Company Stock Option Plans, indicating for each Company Stock Option Plan, as of March 1, 2008, the number of shares of Company Stock issued to date under such plan, the number of shares of Company Stock subject to outstanding options under such plan and the number of shares of Company Stock reserved for future issuance under such plan; and (ii) all outstanding Company Stock Options, indicating with respect to each such Company Stock Option the name of the holder thereof, the Company Stock Option Plan under which it was granted, if any, the number of shares of Company Stock subject to such Company Stock Option, the exercise price, the date of grant, and the vesting schedule, including whether (and to what extent) the vesting will be accelerated in any way by the Merger or by termination of employment or change in position following consummation of the Merger. Company has delivered to Parent complete and accurate copies of all Company Stock Option Plans and the forms of all stock option agreements evidencing Company Stock Options.

There are no options, warrants, equity securities, calls, rights, commitments or agreements of any character obligating Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Company does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. Other than the Voting Agreement, neither Company nor any of its Affiliates is a party to or is bound by any, and to the knowledge of Company, there are no agreements with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Company.

All outstanding shares of Company Stock are, and all shares of Company Stock subject to issuance as specified above, upon exercise, receipt of payment by Company and issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the GBCC, Company’s Articles of Incorporation or Bylaws or any agreement to which Company is a party or is otherwise bound.

There are no obligations, contingent or otherwise, of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Stock.

No consent of the holders of Company Stock Options is required in connection with the actions contemplated by Section 12.2.

(b) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Company may vote are issued and outstanding.

4.3. Subsidiaries. All of the Subsidiaries of the Company, including their jurisdiction of organization and authorized and outstanding capitalization, are listed in Section 4.3 of the Company Disclosure Letter. All such shares of Subsidiaries are validly issued, fully paid and non-assessable, and are owned directly or indirectly by the Company clear of all pledges, claims and liens. Other than Subsidiaries and securities held in its investment portfolio, neither the Company nor its Subsidiaries owns any equity interest in any Person.

Each Subsidiary of Company is an entity of the type described on Section 4.3 of the Company Disclosure Letter and is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that have not had, and would not reasonably be expected to have, a Material Adverse Effect. Company has delivered to Parent complete and accurate copies of the charter, by-laws or other organizational documents of each Subsidiary of Company.

4.4. Financial Statements. Each of the Financial Statements of Company (including, in each case, any related notes and schedules) contained or the consolidated financial statements (including, in each case, any related notes and schedules) to be contained in the Company SEC Documents at the time filed: (a) present or will present fairly, in all material respects, the financial condition of Company as of the respective dates indicated and its statements of operations and changes in stockholders’ equity and cash flows, for the respective periods then ended; and (b) have been or will be prepared in accordance with GAAP consistently applied.

4.5. Reports and Filings.

(a) Company has filed all required forms, reports, proxy statements, schedules, registration statements and other documents with the SEC since January 31, 2003 (including those that Company may file after the date hereof until the Closing, the “Company SEC Documents”). All of the Company SEC Documents were or will be filed on a timely basis. As of their respective dates of filing with the SEC (or, if amended, supplemented or superseded by a filing prior to the date hereof, as of the date of such filing), the Company SEC Documents, including any financial statements or schedules included or incorporated by reference therein, complied or will comply when filed in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents, including any financial statements or schedules included or incorporated by reference therein, when filed contained or will contain when filed any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent superseded or amended by a Company SEC Document filed subsequently and prior to the date hereof. As used in this Section 4.5, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The Company has heretofore made, and hereafter will make, available to Parent a complete and correct copy of any amendments or modifications that are required to be filed with or submitted to the SEC but have not yet been filed with or submitted to the SEC to agreements, documents or other instruments that previously had been filed with or submitted to the SEC by the Company pursuant to the Exchange Act.

(c) Each Company SEC Document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002, and at the time of filing or submission of each such certification, such certification was true and accurate in all material respects.

(d) Company is in compliance with the applicable listing and other rules and regulations of the Over-The-Counter Bulletin Board.

4.6. Authority of Company.

(a) Company has all requisite corporate power and authority to enter into this Agreement and, subject only to the requisite approval of the shareholders of Company of this Agreement and the Merger, to consummate the transactions contemplated by this Agreement. The execution and delivery by Company of this Agreement and, subject to the requisite approval of the shareholders of Company of this Agreement and the Merger, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company including, without limitation, the vote of the Board of Directors of Company (which vote was unanimous) approving this Agreement and the Merger.

(b) This Agreement has been duly executed by Company and is a valid and binding obligation of Company enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent transfer, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

(c) Neither the execution and delivery by Company of this Agreement, the consummation of the transactions contemplated herein, nor compliance by Company with any of the provisions hereof, will: (a) conflict with or result in a breach of any provision of its Articles of Incorporation, as amended, or Bylaws, as amended, or of the charter, bylaws or other organizational documents of any Subsidiary of Company; (b) conflict with, constitute a breach of, result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under or require a consent or waiver under or require the payment of any penalty under any of the terms, conditions or provisions of any Scheduled Contract; (c) result in the creation or imposition of any Encumbrance on any of the properties or assets of Company or any of its Subsidiaries; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Company or any of its Subsidiaries or any of their respective properties or assets, except with respect to clauses (b), (c) and (d), for such violations, breaches, defaults or Encumbrances which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) No consent of, approval of, notice to or filing with any Governmental Entity having jurisdiction over any aspect of the business or assets of Company or any of its Subsidiaries is required in connection with the execution and delivery by Company of this Agreement or the consummation by Company of the Merger or the other transactions contemplated hereby or thereby, except (i) under the Exchange Act (including the filing of the Proxy Statement with the SEC); (ii) such other filings or notifications as may be required under federal or state securities law; (iii) such other consents, approvals, waivers, orders, authorizations, registrations, declarations and filings, which if not obtained or made would not, individually or in the aggregate, materially affect the ability of the Company to consummate the Merger or reasonably be expected to have a Material Adverse Effect on the Company; (iv) applicable filings, notifications, approvals or consents under the HSR Act; and (v) the filing of a Certificate of Merger with the Secretary of State of the State of Georgia and the Secretary of State of the State of Delaware and appropriate documents with relevant authorities of other states in which the Company is qualified to do business.

4.7. Insurance. Set forth in Section 4.7 of the Company Disclosure Letter is a list, as of the date hereof, of all policies of insurance carried and owned by Company or any of its Subsidiaries and which are in force on the date hereof. Each such policy is in full force and effect and is valid, outstanding and enforceable, and all premiums have been paid when due. No insurer under any such policy or bond has cancelled or indicated an intention to cancel or not to renew any such policy or bond or generally disclaimed liability thereunder. Neither Company nor any of its Subsidiaries is in default under any such policy or bond which is material to the operations of Company and its Subsidiaries and all material claims thereunder have been filed in a timely fashion.

4.8. Personal Property. Company or one of its Subsidiaries owns or leases all tangible assets necessary for the conduct of their businesses as presently conducted. Company and its Subsidiaries have good title to all the material tangible properties and assets owned or stated to be owned by Company and its Subsidiaries, free and clear of all Encumbrances except: (a) as set forth in the Company SEC Documents filed prior to the date hereof or Financial Statements of Company; (b) for Encumbrances for current taxes not yet due; (c) for Encumbrances incurred in the ordinary course of business; or (d) for Encumbrances that are not substantial in character, amount or extent and that do not materially detract from the value, or interfere with present use, of the property subject thereto or affected thereby, or otherwise materially impair the conduct of business of Company.

4.9. Real Estate. Neither Company nor any of its Subsidiaries owns real property. Company or a Subsidiary of the Company has a valid leasehold interest in all material real property leased by the Company or a Subsidiary of the Company, free and clear of all Encumbrances, except (a) for rights of lessors, co-lessees or sublessees in such matters that are reflected in the lease; (b) for current taxes not yet due and payable; and (c) for such Encumbrances, if any, as do not materially detract from the value of or materially interfere with the present use of such property. Section 4.9 of the Company Disclosure Letter sets forth a complete and accurate list of all real property leased, subleased or licensed by Company or any of its Subsidiaries (collectively “Company Leases”) and the location of the premises. Neither Company nor any of its Subsidiaries nor, to Company’s knowledge, any other party to any Company Lease, is in default under any of the Company Leases, except where the existence of such defaults, individually or in the aggregate, has not had a Material Adverse Effect. Each of the Company Leases is in full force and effect and is enforceable in accordance with its terms.

4.10. Litigation. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement, there is no suit, action, investigation or proceeding (whether judicial, arbitral, administrative or other) pending or, to the knowledge of Company, threatened, against or affecting Company or any of its Subsidiaries as to which an adverse outcome would individually, or in the aggregate, reasonably be expected to have a Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity outstanding against Company or any of its Subsidiaries having or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no material judgments, decrees, stipulations or orders against Company or any of its Subsidiaries or enjoining their respective directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area.

4.11. Taxes. Subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)(i) All Tax Returns required to be filed by or on behalf of Company or its Subsidiaries have been duly and timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns were true, complete and correct; (ii) all Taxes due and payable by or on behalf of Company or its Subsidiaries, either directly, or otherwise, have been fully and timely paid, except to the extent adequately reserved therefor in accordance with GAAP and/or applicable regulatory accounting principles or banking regulations consistently applied on the Company balance sheet, and adequate reserves or accruals for Taxes have been provided in the Company balance sheet with respect to any period through the date thereof for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing; and (iii) no agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation) has been executed or filed with any taxing authority by or on behalf of Company or any of its Subsidiaries.

(b) Company and its Subsidiaries have complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and have duly and timely withheld from any salaries, wages or other compensation paid to any employee or independent contractor, and have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.

(c) Company has furnished to Parent true and correct copies of (i) all income Tax Returns of Company relating to all taxable periods beginning after January 31, 2005; and (ii) any audit report issued within the last three years relating to any Taxes due from or with respect to Company and its Subsidiaries with respect to their income, assets or operations.

(d) No written claim has been made by a taxing authority in a jurisdiction where Company or any of its Subsidiaries does not file an income or franchise Tax Return such that Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(e)(i) All deficiencies asserted or assessments made as a result of any examinations by any taxing authority of the Tax Returns of or covering or including Company or any of its Subsidiaries have been fully paid or adequately reserved therefor on the Company balance sheet and, to the Company’s knowledge, there are no other audits or investigations by any taxing authority in progress, nor has Company or any of its Subsidiaries received any written notice from any taxing authority that it intends to conduct such an audit or investigation; (ii) no requests for a ruling or a determination letter are pending with any taxing authority; and (iii) no issue has been raised in writing by any taxing authority in any current or prior examination which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency against Company or any of its Subsidiaries for any subsequent taxable period.

(f) Neither Company nor any of its Subsidiaries is a party to any tax allocation, indemnification or sharing agreement (or similar agreement or arrangement), whether written or not written, pursuant to which it will have any obligation to make any payments after the Closing.

(g) Neither Company nor any of its Subsidiaries has been a member of an Affiliated Group (other than a group whose common parent was Company).

(h) Neither Company nor any of its Subsidiaries has requests for rulings in respect of Taxes pending between Company or its Subsidiaries and any taxing authority.

(i) There is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Company or its affiliates by reason of Section 280G of the Code.

(j) There are no Encumbrances as a result of any due and unpaid Taxes upon any of the assets of Company or its Subsidiaries.

(k) Each agreement, plan or arrangement (whether written or oral) that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in reasonable, good faith compliance with Section 409A of the Code and the guidance provided thereunder from the period beginning January 1, 2005 through the date hereof and no such agreement, plan or arrangement which was in effect prior to October 4, 2004, which Company determined to not be subject to Section 409A of the Code, has been materially modified after October 3, 2004. No equity-based compensation arrangement or award granted under any such agreement, plan or arrangement is considered “deferred compensation” within the meaning of Section 409A of the Code.

(l) Each Company Stock Option that was not fully vested and exercisable as of December 31, 2004 has an exercise price at least equal to the fair market value, within the meaning of Section 409A of the Code, of a share of Company Stock on a date no earlier than the date of the corporate action authorizing the grant and has a grant date identical to the date of the corporate action authorizing the grant.

4.12. Compliance with Charter Provisions and Laws and Regulations.

(a) Neither Company nor any of its Subsidiaries is in default under or in breach or violation of (i) any provision of its Articles of Incorporation, as amended, or Bylaws, as amended, or (ii) any law, ordinance, rule or regulation promulgated by any Governmental Entity, except, with respect to this clause (ii), for such violations as would not have, individually or in the aggregate, a Material Adverse Effect. To the knowledge of Company, no investigation by any Governmental Entity with respect to Company or any of its Subsidiaries is pending or threatened, other than, in each case, those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) To Company’s knowledge, (i) Company and its Subsidiaries have complied with all Environmental Regulations and (ii) as of the date of this Agreement, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending or, to the knowledge of Company, threatened against Company or any of its Subsidiaries and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Company Property, Company or its Subsidiaries relating to any Environmental Regulations, in each case the noncompliance with which, or the presence of which would have a Material Adverse Effect. For purposes of this Agreement, the term “Environmental Regulations” shall mean all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items, of all Governmental Entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment, including, without limitation, those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials, or wastes, whether solid, liquid, or gaseous in nature and all requirements pertaining to the protection of the health and safety of employees or the public. “Company Property” shall mean real estate currently leased by Company or any of its Subsidiaries. “Hazardous Materials” shall mean any substance: (1) the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance, order, action, policy or common law; (2) which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto.

4.13. Employees. There are no controversies pending or, to the Company’s knowledge, threatened between Company or any of its Subsidiaries and any of their respective employees that could reasonably be expected to have a Material Adverse Effect. Neither Company nor any of its Subsidiaries is a party to any collective bargaining agreement with respect to any of their respective employees or any labor organization to which employees or any of them belong.

Company and each of its Subsidiaries has complied in all material respects with all laws and regulations related to employment and employment practices, including without limitation those related to wages, hours, worker classification, labor relations, collective bargaining, discrimination, equal opportunity, disability rights or benefits, workers’ compensation, employee leave, immigration, and the payment and withholding of Taxes and other sums as required by applicable law. Company and each of its Subsidiaries has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from its employees and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Since January 1, 2003, there are no independent contractors who have provided services to Company or any of its Subsidiaries for a period of six consecutive months or longer and each individual classified as an independent contractor has been properly so classified. Company has never had any temporary or leased employees.

Since January 1, 2000, each employee of Company or any of its Subsidiaries has entered into a confidentiality and assignment of inventions agreement with Company, a copy or form of which has previously been delivered to Parent.

Except as disclosed in the Company SEC Documents filed prior to the date hereof, no employee of Company or any of its Subsidiaries (i) has an employment agreement, (ii) to Company’s knowledge is in violation of any term of any patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others, or (iii) in the case of any key employee or group of key employees, as of the date hereof, has given notice to Company or any of its Subsidiaries that such employee or any employee in a group of key employees intends to terminate his or her employment with Company.

Neither Company nor any of its Subsidiaries has caused or will cause any “employment loss” (as that term is defined or used in the Worker Adjustment Retraining Notification Act) at any time from the date that is 90 days immediately preceding Company’s execution of this Agreement and continuing through the Closing Date.

4.14. Brokers and Finders. The Company is not a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby.

4.15. Scheduled Contracts. Except as set forth in Section 4.15 of the Company Disclosure Letter or the Company SEC Documents filed prior to the date hereof (each item listed or required to be listed in Section 4.15 of the Company Disclosure Letter or the Company SEC Documents filed prior to the date hereof being referred to herein as a “Scheduled Contract”), as of the date hereof, neither Company nor any of its Subsidiaries is a party or otherwise subject to (other than purchase or sales orders entered into in the ordinary course):

(a) any employment, deferred compensation, bonus or consulting contract that (i) has a remaining term, as of the date of this Agreement, of more than one year in length of obligation on the part of Company or any of its Subsidiaries and is not terminable by Company or any of its Subsidiaries within one year without penalty or (ii) requires payment by Company or any of its Subsidiaries of $100,000 or more per annum;

(b) any advertising, brokerage, distributor, representative or agency relationship or contract requiring payment by Company or any of its Subsidiaries of $100,000 or more per annum;

(c) any contract or agreement that restricts Company or any of its Subsidiaries (or would restrict any Affiliate of Company or the Surviving Corporation (including Merger Sub and its Subsidiaries) after the Effective Time of the Merger) from competing in any line of business with any Person;

(d) any lease of real or personal tangible property providing for annual lease payments by or to Company or any of its Subsidiaries in excess of $100,000 per annum;

(e) any material license agreement granting any right to use or practice any right under any material Intellectual Property (whether as licensor or licensee), excluding ordinary course of business customer contracts;

(f) any agreement in which Company or any of its Subsidiaries covenanted not to assert any right in any Intellectual Property to a third party, excluding customer contracts in ordinary course of business and confidentiality agreements;

(g) any stock purchase, stock option, stock bonus, stock ownership, profit sharing, group insurance, bonus, deferred compensation, severance pay, pension, retirement, savings or other incentive, welfare or employment plan or material agreement providing benefits to any present or former employees, officers or directors of Company or any of its Subsidiaries;

(h) any agreement to acquire equipment or any commitment to make capital expenditures of $100,000 or more;

(i) other than agreements entered into in the ordinary course of business, any agreement for the sale of any material property or assets in which Company or any of its Subsidiaries has an ownership interest or for the grant of any Encumbrance on any such property or asset;

(j) any agreement for the borrowing of any money and any guaranty agreement;

(k) any partnership or joint venture agreement, excluding reseller agreements, referral agent agreements and VARs;

(l) any material agreement which would be terminable other than by Company or any of its Subsidiaries as a result of the consummation of the transactions contemplated by this Agreement; or

(m) other than agreements entered into in the ordinary course of business, any other agreement of any other kind which involves future payments or receipts or performances of services or delivery of items requiring payment of $100,000 or more to or by Company or any of its Subsidiaries.

Each Scheduled Contract is in full force and effect. Complete copies of all Scheduled Contracts, including all amendments and supplements thereto, have been delivered or made available to Parent.

4.16. Performance of Obligations. Company has performed in all respects all of the obligations required to be performed by it to date and is not in default under or in breach of any term or provision of any Scheduled Contract to which it is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach, except where such failure of performance, breach or default would not reasonably be expected to individually or in the aggregate have a Material Adverse Effect. To Company’s knowledge, no party to any Scheduled Contract is in default thereunder.

4.17. Certain Material Changes. Except as disclosed in the Company SEC Documents filed prior to the date hereof, since October 31, 2007, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business and there has not been, occurred or arisen any of the following (whether or not in the ordinary course of business unless otherwise indicated):

(a) any change in methods of accounting or accounting practices, business, or manner of conducting business, of Company or any of its Subsidiaries or any other event or development that has had, individually or in the aggregate, a Material Adverse Effect;

(b) any damage, destruction or other casualty loss (whether or not covered by insurance) that has had a Material Adverse Effect;

(c) any amendment, modification or termination of any existing, or entry into any new, material contract or permit, that has had a Material Adverse Effect;

(d) any disposition by Company or any of its Subsidiaries of an asset the lack of which has had a Material Adverse Effect; or

(e) any direct or indirect redemption, purchase or other acquisition by Company or any of its Subsidiaries of any equity securities or any declaration, setting aside or payment of any dividend or other distribution on or in respect of Company Stock whether consisting of money, other personal property, real property or other things of value (except for dividends permitted by Section 6.1(b)).

4.18. Licenses and Permits. Company and each of its Subsidiaries has all material licenses and permits that are necessary for the conduct of its business, and such licenses are in full force and effect in all material respects and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. The respective properties, assets, operations and businesses of Company and each of its Subsidiaries are and have been maintained and conducted, in all material respects, in compliance with all such applicable licenses and permits. No proceeding is pending or, to the knowledge of Company, threatened by any Governmental Entity which seeks to revoke or limit any such licenses or permits.

4.19. Undisclosed Liabilities. Except for liabilities or obligations which do not individually or in the aggregate have a Material Adverse Effect, Company and its Subsidiaries have no liabilities or obligations, either accrued or contingent, that have not been: (a) reflected or disclosed in the Financial Statements of Company; (b) incurred subsequent to October 31, 2007 in the ordinary course of business consistent with past practices; or (c) disclosed in the Company SEC Documents filed prior to the date hereof.

4.20. Employee Benefit Plans.

(a) Company has previously made available to Parent copies of current documents constituting of each “employee benefit plan,” as defined in Section 3(3) of ERISA, of which Company, any of its Subsidiaries or any member of the same controlled group of corporations, trades or businesses as Company within the meaning of Section 4001(a)(14) of ERISA (“ERISA Affiliates”) is a sponsor or participating employer or as to which Company, any of its Subsidiaries or any of its ERISA Affiliates makes contributions or is required to make contributions and which is subject to any provision of ERISA and covers any employee, whether active or retired, of Company, any of its Subsidiaries or any of its ERISA Affiliates, together with all amendments thereto, all currently effective and related summary plan descriptions, the determination letter from the IRS, the annual reports for the most recent three years (Form 5500 including, if applicable, Schedule B thereto, and Form 11-K, if applicable) and a summary of material modifications prepared in connection with any such plan. Such plans are hereinafter referred to collectively as the “Employee Plans,” and are listed in Section 4.20(a) of the Company Disclosure Letter. None of the Company, its Subsidiaries or any ERISA Affiliate has ever sponsored, maintained or been obligated to contribute to a “multiemployer plan” within the meaning of Section 3(37) of ERISA or any plan subject to Title IV of ERISA. Each Employee Plan that is intended to be qualified in form and operation under Section 401(a) of the Code has received a favorable determination letter from the IRS and the associated trust for each such Employee Plan is exempt from tax under Section 501(a) of the Code and Company knows of no fact that would materially adversely affect the qualified status of any such Employee Plan. No event has occurred that will subject such Employee Plans to a material amount of tax under Section 511 of the Code. All amendments required to bring each Employee Plan into conformity with all of the applicable provisions of ERISA, the Code and all other applicable laws have been made, except to the extent that such amendments that would retroactively cover any period prior to the Effective Time of the Merger are not required to be adopted prior to the Effective Time of the Merger.

(b) Company has previously made available to Parent copies or descriptions of each plan or arrangement maintained or otherwise contributed to by Company, any of its

Subsidiaries or any of its ERISA Affiliates which is not an Employee Plan and which (exclusive of base salary and base wages and any benefit required solely under the law of any state) provides for any form of current or deferred compensation, bonus, stock option, stock awards, stock-based compensation or other forms of incentive compensation, or insurance, profit sharing, benefit, retirement, group health, disability, workers’ compensation, welfare or similar plan or arrangement for the benefit of any employee or class of employees, whether active or retired, of Company, any of its Subsidiaries or any of its ERISA Affiliates. Such plans and arrangements are hereinafter collectively referred to as “Benefit Arrangements”), and are listed in Section 4.20(b) of the Company Disclosure Letter. There has been no increase in the compensation of or benefits payable to any senior executive employee of Company since April 30, 2006, nor any employment, severance or similar contract entered into with any such employee, nor any amendment to any such contract, since April 30, 2007.

(c) With respect to all Employee Plans and Benefit Arrangements, Company, its Subsidiaries and its ERISA Affiliates are in compliance in all material respects with the terms of such Employee Plans and Benefit Arrangements, the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, including but not limited to ERISA and the Code, applicable to such plans or arrangements. All government reports and filings required by law have been properly and timely filed and all information required to be distributed to participants or beneficiaries has been distributed with respect to each Employee Plan. There is no pending or, to the Company’s knowledge, threatened legal action, proceeding or investigation against or involving any Employee Plan or Benefit Arrangement, other than routine claims for benefits. No “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Employee Plan that could subject the Company or any of its Subsidiaries or any person for whom the Company or any of its Subsidiaries has an obligation to indemnify to any material liability under Title I of ERISA or to the imposition of any material tax under Section 4975 of the Code. No “reportable event” as defined in ERISA has occurred with respect to any of the Employee Plans. All contributions required to be made to each of the Employee Plans or Benefit Arrangement under the terms of the Employee Plan, Benefit Arrangement and ERISA, the Code or any other applicable laws have been timely made.

No act or omission has occurred and no condition exists with respect to any Employee Plan or Benefit Arrangement that would subject Company, its Subsidiaries or any ERISA Affiliate to (i) any material fine, penalty, tax or liability of any kind imposed under ERISA or the Code or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Employee Plan or Benefit Arrangement.

Each Employee Plan and each Benefit Arrangement is amendable and terminable unilaterally by Company or its Subsidiaries at any time without liability or expense to Company or its Subsidiaries or such Employee Plan or Benefit Arrangement as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Employee Plan or Benefit Arrangement, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits Company or any of its Subsidiaries from amending or terminating any such Employee Plan or Benefit Arrangement.

Section 4.20 of the Company Disclosure Letter discloses each: (i) agreement with any stockholder, director or executive officer of Company or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are altered, upon the occurrence of a transaction involving Company or any of its Subsidiaries of the nature of any of the transactions contemplated by this Agreement (B) providing any term of employment or compensation guarantee or (C) providing severance benefits or other benefits after the termination of employment of such director or executive officer; (ii) agreement, plan or arrangement under which any person may receive payments from Company or any of its Subsidiaries that may be subject to the tax imposed by Section 4999 of the Code or included in the determination of such person’s “parachute payment” under Section 280G of the Code; and (iii) agreement or plan binding Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, severance benefit plan or Employee Plan and each Benefit Arrangement, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

4.21. Accounting Records and Internal Controls. The Company has established and maintains an effective system of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the United States, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that the Company and its transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorization of management and the Board of Directors of the Company, and (iii) provide reasonable assurance regarding prevention or detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. The Company has disclosed, based on its most recent evaluation of internal control over financial reporting to the Company’s independent auditors and the audit committee of the Board of Directors of the Company all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and any fraud, whether or not material, that involves Company management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has established and maintains effective disclosure controls and procedures to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed by the Company in the reports that its files with or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such material information is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.

4.22. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock to adopt this Agreement is the only vote of the holders of any class or series of Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger) and to consummate the transactions contemplated hereby.

4.23. Disclosure Documents and Applications. None of the information supplied or to be supplied by or on behalf of Company in writing (“Company Supplied Information”) for inclusion in any documents to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated in this Agreement will, at the respective times such documents are filed or become effective, or with respect to the Proxy Statement when mailed, at the time of the Company Shareholders’ Meeting or of the Effective Time of the Merger, with respect to the Company Supplied Information, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.24. Intellectual Property.

(a) As used herein, the term “Intellectual Property” means all intellectual property rights arising under the laws of the United States or any other jurisdiction with respect to the following: (i) trade names, trademarks and service marks (registered and unregistered), domain names and applications to register any of the foregoing (collectively, “Marks”); (ii) patents and patent applications (collectively, “Patents”); (iii) copyrights and registrations and applications therefor (collectively, “Copyrights”); and (iv) know-how, inventions, discoveries, methods, processes, technical data, specifications, customer lists, in each case that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure (collectively, “Trade Secrets”).

(b) Section 4.24(b) of the Company Disclosure Letter sets forth an accurate and complete list of all registered Marks and applications for registration of Marks owned by the Company (collectively, “Company Registered Marks”), Section 4.24(b) of the Company Disclosure Letter also sets forth an accurate and complete list of all Patents owned by the Company or any of its Subsidiaries (collectively, the “Company Patents” and, together with the Company Registered Marks, the “Company Registered IP”). Neither the Company nor any of its Subsidiaries has been or is now involved in any interference, reissue, reexamination, opposition, cancellation or concurrent use proceeding with respect to the Company Registered IP and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP. The Company Registered IP relating to the Company’s or any of its Subsidiaries’ existing products and products currently under development is valid, subsisting and, to the knowledge of the Company, enforceable, and no notice or claim challenging the validity or enforceability or alleging the misuse of any of the Company Registered IP has been received by the Company. Other than abandoned patent applications, (i) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP, and (ii) all filing, examination, issuance, post registration, renewal and maintenance fees, annuities and the like associated with or required with respect to any of the Company Registered IP have been timely paid, except for any such actions and failures as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) The Company and its Subsidiaries own or possess adequate licenses or other valid rights to use, all of the Intellectual Property that is necessary for the conduct of the Company’s businesses as currently conducted and where the failure to own or possess such license or other valid rights to use such Intellectual Property would have a Material Adverse Effect. None of the Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding order, judgment, or stipulation restricting the use thereof by the Company or any of its Subsidiaries.

(d) Section 4.24(d) of the Company Disclosure Letter sets forth an accurate and complete list of all agreements in which Company or any of its Subsidiaries is granted the right to use Intellectual Property owned by a third party. The rights licensed under each agreement granting to the Company or any of its Subsidiaries any material right or license under or with respect to any Intellectual Property owned by a third party shall be exercisable by the Surviving Corporation on and after the Closing to the same extent in all material respects as by the Company prior to the Closing. No loss or expiration of any such agreement is pending or reasonably foreseeable or, to the knowledge of the Company, threatened. Any and all license fees, royalties, or other amounts due and payable prior to the date hereof with respect to any such licensed Intellectual Property have been paid in full or are accrued on the Company’s financial statements. Neither the Company nor any of its Subsidiaries has granted to any third party any exclusive rights under any Intellectual Property owned by the Company or any of its Subsidiaries or otherwise granted any rights under such Intellectual Property outside the ordinary course of business.

(e) The Intellectual Property owned by or validly licensed to the Company or its Subsidiaries constitutes all the material Intellectual Property rights necessary for the conduct of the Company’s business as it is currently conducted and contemplated to be conducted.

(f) To the knowledge of Company, none of the products or services used, distributed, sold or offered by the Company or any of its Subsidiaries, nor any technology, materials or Intellectual Property used, sold, distributed or otherwise commercially exploited by or for the Company or any of its Subsidiaries, in any material respect, infringes upon, misappropriates or violates any Intellectual Property of any third party. Neither the Company nor any of its Subsidiaries has received any notice or claim asserting or suggesting in writing that any such infringement, misappropriation, violation, or dilution has occurred. To the knowledge of the Company (i) no third party is, in any material respect, misappropriating or infringing any material Intellectual Property owned by the Company or any of its Subsidiaries; and (ii) no third party has made any unauthorized disclosure of any material Trade Secrets of the Company or any of its Subsidiaries

(g) Neither Company nor any of its Subsidiaries has licensed, distributed or disclosed, and knows of no distribution or disclosure by others (including its employees and contractors) of, the source code for any software currently included in the products or used in the services of Company and its Subsidiaries (“Company Source Code”) to any Person, and Company and each of its Subsidiaries has taken all reasonable physical and electronic security measures to prevent disclosure of such Company Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, nor will the consummation of the transactions contemplated hereby, result in the disclosure or release of such Company Source Code by Company or its Subsidiaries, an escrow agent(s) or any other Person to any third party.

(h) All of the software included in the current products or used in the services of Company and its Subsidiaries (i) have been designed, authored, tested and debugged by regular employees of Company or its Subsidiaries within the scope of their employment or by independent contractors of Company or its Subsidiaries who have executed valid and binding agreements expressly assigning all right, title and interest in such copyrightable materials to Company and waived any non-assignable rights (including moral rights therein) or (ii) is software for which the Company or its Subsidiaries had or has, as applicable, the rights to use in performing the services of the Company and its Subsidiaries pursuant to agreements listed in Section 4.24(h) of the Company Disclosure Letter.

(i) Section 4.24(i) of the Company Disclosure Letter lists all Open Source Materials that Company or any of its Subsidiaries has utilized in any way in the software included in the products or used in the services of Company or any of its Subsidiaries and describes the manner in which such Open Source Materials have been utilized, including, without limitation, whether and how the Open Source Materials have been modified and/or distributed by Company or any of its Subsidiaries, and whether the Company or any of its Subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the software included in the products or used in the services of Company or any of its Subsidiaries; (ii) distributed Open Source Materials in conjunction with any other software developed or distributed by Company or any of its Subsidiaries; or (iii) used Open Source Materials that create, or purport to create, obligations for Company or any of its Subsidiaries with respect to the software included in the products or used in the services of Company or any of its Subsidiaries or grant, or purports to grant, to any third party, any rights or immunities under Intellectual Property rights (including, but not limited to, using any Open Source Materials that require, as a condition of exploitation of such Open Source Materials, that other software incorporated into, derived from or distributed with such Open Source Materials be (a) disclosed or distributed in source code form, (b) licensed for the purpose of making derivative works, or (c) redistributable at no charge or minimal charge). “Open Source Materials” means all software, documentation or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL) Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

(j) Since January 1, 2000, each employee of Company and its Subsidiaries and each independent contractor of Company and its Subsidiaries has executed a valid and binding written agreement expressly assigning to Company and its Subsidiaries all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for Company and its Subsidiaries, and all Intellectual Property rights therein, and has waived all moral rights therein to the extent legally permissible.

4.25. Fairness Opinion. Company has received the opinion of ValueScope, Inc. dated as of the date hereof, to the effect that, based upon and subject to the matters set forth in the opinion, the Merger Consideration is fair from a financial point of view to the holders of the Company Stock.

4.26. Restrictions on Business Activities. Neither the Company nor any of its Subsidiaries is party to or bound by any contract containing any covenant limiting in any material respect the right of the Company or any of its Subsidiaries to engage or compete in any line of business.

4.27. Customers. Section 4.27 of the Company Disclosure Letter accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each of the top 20 customers of Company by revenue for each of the fiscal years ended January 31, 2007 and January 31, 2008.

4.28. No Additional Representations. Company does not make, and has not made, any representations or warranties relating to Company or any of its Subsidiaries or the business of Company or otherwise in connection with the transactions contemplated hereby other than those expressly set forth in this Agreement that are made by Company. Without limiting the generality of the foregoing, Company has not made, and shall not be deemed to have made, any representations and warranties in any presentation of the business of Company in connection with the transactions contemplated hereby and, accordingly, no statement made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations are not and shall not be deemed to be or to include representations or warranties of Company. No person has been authorized by Company to make any representation or warranty relating to Company, or any of its Subsidiaries, the business of Company or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty must not be relied upon as having been authorized by Company.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Company as follows:

5.1. Incorporation, Standing and Power. Parent has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Delaware. Merger Sub has been duly organized, is validly existing and in good standing as a corporation under the laws of the State of Delaware. Merger Sub has conducted no business or operations and has no material liabilities other than its obligations under this Agreement.

5.2. Authority.

(a) The execution and delivery by Parent of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent. The execution and delivery by Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Merger Sub.

(b) This Agreement is a valid and binding obligation of Parent and Merger Sub, in each case enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, fraudulent conveyance, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles.

(c) Neither the execution and delivery by Parent or Merger Sub of this Agreement, the consummation of the transactions contemplated herein, nor compliance by Parent and Merger Sub with any of the provisions hereof, will: (a) conflict with or result in a breach of any provision of their respective governing documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement or other instrument or obligation to which Parent or any Subsidiary of Parent is a party, or by which Parent or any Subsidiary of Parent or any of its properties or assets is bound; or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any Subsidiary of Parent or any of their respective properties or assets (except with respect to clauses (b) and (c) as would not be reasonably likely to have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement).

(d) No consent of, approval of, notice to or filing with any Governmental Entity having jurisdiction over any aspect of the business or assets of Parent or any of its Subsidiaries, is required in connection with the execution and delivery by Parent or Merger Sub of this Agreement, or the consummation by Parent and Merger Sub of the Merger or the transactions contemplated hereby, except (i) applicable filings, notifications, approvals or consents under the HSR Act; and (ii) the filing of a Certificate of Merger with the Secretary of State of the State of Georgia and the Secretary of State of the State of Delaware.

5.3. Financing. Parent has available sufficient cash or other liquid assets or financial resources which may be used to fund the Merger and perform its other obligations hereunder. Parent’s ability to consummate the transactions contemplated by this Agreement is not contingent on raising any equity capital, obtaining financing therefor, consent of any lender or any other matter.

5.4. Litigation. No claim, action, proceeding or investigation is pending or, to the knowledge of Parent, threatened, that seeks to delay or prevent the consummation of, or that would be reasonably likely to materially adversely affect Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

5.5. Ownership of Merger Sub. Merger Sub is a direct wholly owned subsidiary of Parent. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

5.6. Accuracy of Information Furnished for Company Proxy Statement. None of the information supplied or to be supplied by or on behalf of Parent in writing (“Parent Supplied Information”) for inclusion in any documents to be filed by Company with the SEC or any other Governmental Entity in connection with the transactions contemplated in this Agreement will, at the respective times such documents are filed or become effective, or with respect to the Proxy Statement when mailed, at the time of the Company Shareholders’ Meeting or of the Effective Time of the Merger, with respect to the Parent Supplied Information, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.7. Ownership of Company Capital Stock. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company as defined in the GBCC. Neither Parent nor Merger Sub owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than as contemplated by this Agreement).

ARTICLE 6.

COVENANTS OF COMPANY PENDING EFFECTIVE TIME OF THE MERGER

Company covenants and agrees with Parent and Merger Sub as follows:

6.1. Limitation on Conduct Prior to Effective Time of the Merger. Between the date hereof and the earlier of the Effective Time of the Merger or the termination of the Agreement, except as contemplated by this Agreement and subject to requirements of law and regulation, Company agrees to conduct, and to cause each Subsidiary to conduct, its business in the ordinary course in substantially the manner heretofore conducted, and, except as provided in Section 6.1 of the Company Disclosure Letter, Company shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed:

(a) issue, sell or grant any Company Stock (except pursuant to the exercise of Company Stock Options outstanding as of the date hereof), any other securities (including long term debt) of Company, or any rights, stock appreciation rights, options or securities to acquire any Company Stock, or any other securities (including long term debt) of Company or enter into any agreements to take any such actions, or authorize the issuance of any other securities in lieu of or in substitution for, shares for its capital stock;

(b)(i) declare, set aside or pay any dividend or make any other distribution upon any of the capital stock of Company, or (ii) split, combine or reclassify any shares of capital stock or other securities of Company;

(c) purchase, redeem or otherwise acquire any capital stock or other securities of Company or any rights, options, or securities to acquire any capital stock or other securities of Company;

(d) except as may be required to effect the transactions contemplated herein, amend its Articles of Incorporation or Bylaws;

(e) except as provided in Article XII, grant any increase in salary, incentive compensation or employee benefits or pay any bonus to any Person or voluntarily accelerate the vesting of any employee benefits, other than payments of bonuses consistent with past practice pursuant to plans in effect on the date hereof and disclosed in Section 4.20 of the Company Disclosure Letter, increases in salary consistent with past practice to Persons eligible for such salary increases on the regularly scheduled review dates of their employment, provided that the percentage increase in salaries for all such Persons shall not exceed four percent on average;

(f) make any capital expenditure or commitments with respect thereto in excess of $350,000 in the aggregate, except for capital expenditures described in the Company Disclosure Letter and ordinary repairs, renewals and replacements in the ordinary course of business consistent with past practice;

(g) compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith), extend the statute of limitations with any tax authority or file any pleading in court in any tax litigation or any appeal from an asserted deficiency, or file or amend any federal, foreign, state or local tax return, or make any tax election that is inconsistent with Company’s current tax election practices;

(h) change or make any tax elections or its tax or accounting policies and procedures or any method or period of accounting unless required by GAAP or a Governmental Entity;

(i) grant or commit to grant any extension of credit or amend the terms of any such credit outstanding on the date hereof to any executive officer, director or holder of 10% or more of the outstanding Company Stock, or any Affiliate of such Person;

(j) close or relocate any offices at which business is conducted or open any new offices;

(k) adopt or enter into any new employment agreement with any executive level employee or other employee benefit plan or arrangement or amend or modify any employment agreement or employee benefit plan or arrangement of any such type except for such amendments as are required by law including amendments to comply with Section 409A of the Code; provided, however, that Parent shall have a reasonable opportunity to review and comment on any such amendments prior to their effectiveness;

(l) initiate, solicit or knowingly encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or would reasonably be expected to lead to, any Competing Transaction (as such term is defined below), or negotiate or have any discussions with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange or issuance agreement, option agreement, or other similar agreement related to any Competing Transaction or agree to do any of the foregoing, or authorize any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or any other representative retained by it or any of its Affiliates (the “Representatives”) to take any such action, and will cause the Representatives not to take any such action. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving Company and any Person other than Parent or any of its Affiliates: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of Company representing 20% or more of the consolidated assets of Company; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) by the Company, representing 20% or more of the voting power of Company; or a tender offer or exchange offer for at least 20% of the outstanding shares of Company. Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties (other than Parent) conducted heretofore with respect to any of the foregoing. Company shall take the necessary steps to inform promptly the appropriate individuals or entities referred to above of the obligations undertaken in this Section. Company shall notify Parent within 48 hours of the receipt of any such inquiries, proposals or offers, the request for any such information, or the initiation or continuation of any such negotiations or discussions which are sought to be initiated or continued with Company. Notwithstanding any other provision in this Section 6.1(l), prior to the duly convened meeting of the shareholders of the Company required by Section 6.6, and subject to compliance with the other terms of this Section 6.1(l), and to first entering into a confidentiality agreement having confidentiality provisions that are no less favorable to Company than those contained in the Confidentiality Agreement, the Board of Directors of Company shall be permitted to engage in discussions or negotiations with, or provide any nonpublic information or data to, any Person in response to an unsolicited bona fide written proposal for a Competing Transaction by such Person first made after the date hereof which the Board of Directors of Company concludes in good faith (after consultation with its financial advisor) constitutes or is reasonably likely to result in a Superior Proposal (as defined below), or to recommend such Superior Proposal to the holders of Company Stock, if and only to the extent that the Board of Directors of Company reasonably determines in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties under applicable law; provided, that Company and the Board of Directors of Company shall have given Parent at least three calendar days prior notice of its intent to determine that a Competing Transaction constitutes or is reasonably likely to result in a Superior Proposal (the “Three Day Period”) before taking any such action (with any modification to the financial or other material terms of any such Competing Transaction requiring a new notice to Parent and a new Three Day Period); provided, further, that Company and the Board of Directors of Company shall keep Parent informed on a current basis of the status and terms of any such proposals, offers, discussions or negotiations (including the parties thereto) and shall consider any amendments or modifications to this Agreement that Parent may propose to make during any such Three Day Period in making any determination regarding such Competing Transaction (including whether such Competing Transaction is or remains a Superior Proposal). For purposes of this Agreement, “Superior Proposal” shall mean a bona fide written proposal for a Competing Transaction which the Board of Directors concludes in good faith, after consultation with its financial advisor and its outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, that the proposal is more favorable to the Company’s shareholders from a financial point of view, than the transactions contemplated by this Agreement; provided, however, that no Competing

Transaction shall be deemed a Superior Proposal if any financing required to consummate the Competing Transaction is not committed. Provided, that, for purposes of this definition of “Superior Proposal” the term Competing Transaction shall have the meaning assigned to such term in this Section 6.1(l), except that the reference to “20% or more” in the definition of Competing Transaction shall be deemed to be a reference to “a majority”. Nothing in this Section 6.1(l) shall prohibit Company or its Board of Directors from taking and disclosing to the Company shareholders a position with respect to a Competing Transaction to the extent required under Rule 14d-9 or 14e-2 of the Exchange Act, or from making such disclosure to the Company shareholders that, after consultation with outside counsel, the Board of Directors determines is otherwise required under applicable law; provided, however, that any disclosure by the Company constituting a withdrawal, modification or change in its recommendation to approve this Agreement in a manner adverse to Parent or an approval, adoption or recommendation of a Competing Transaction (it being agreed that a recommendation against a tender or exchange offer or a “stop-look-and-listen” communication to shareholders of Company limited to the statements described in Rule 14d-9(f) of the Exchange Act shall not in and of themselves be deemed such a withdrawal, modification or change in its recommendation or an approval, adoption or recommendation of a Competing Transaction), shall be deemed to constitute an approval or recommendation of a Competing Transaction for purposes of this Section 6.1(l) and Section 13.1(h);

(m) grant any Person a power of attorney or similar authority;

(n) make any investment by purchase of stock or securities, contributions to capital, property transfers or otherwise in any other Person, except for federal funds, obligations of the United States Treasury or an agency of the United States Government the obligations of which are entitled to or implied to have the full faith and credit of the United States government and which have an original maturity not in excess of one year, bank qualified investment grade municipal bonds, in any case, in the ordinary course of business consistent with past practices;

(o) amend or modify any Scheduled Contract or enter into any agreement or contract that would be required to be a Scheduled Contract under Section 4.15 or waive, release or assign any rights or claims thereunder; provided, that Company may renew an existing Scheduled Contract in the ordinary course of business on substantially equivalent terms and may amend any Scheduled Contract, employment agreement or other agreement to comply with Section 409A of the Code; provided, however, that Parent shall have a reasonable opportunity to review and comment on any such amendments prior to their effectiveness;

(p) sell, transfer, mortgage, encumber or otherwise dispose of any assets or release or waive any claim, except in the ordinary course of business and consistent with past practices;

(q) take any action which would or could reasonably be expected to (i) adversely affect the ability of Parent or Company to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Company’s ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Parent’s or Company’s obligations hereunder, as set forth in Articles 9, 10 or 11 herein, not being satisfied;

(r) except as allowed under this Section 6.1, make any special or extraordinary distributions or payments to any Person;

(s) initiate or settle any material claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations;

(t) incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other person, except for in the ordinary course or short-term borrowings made at prevailing market rates and terms consistent with prior practice;

(u) enter into any new line of business;

(v) acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof or (B) any assets that are material, in the aggregate, to Company and its Subsidiaries, taken as a whole;

(w) fail to pay accounts payable and other obligations in the ordinary course of business;

(x) except for a confidentiality agreement as permitted by Section 6.1(l), enter into an agreement with respect to any merger, consolidation, liquidation or business combination, or any acquisition or disposition of all or substantially all of the assets or securities of Company or any of its Subsidiaries;

(y) adopt or implement any shareholder rights plan;

(z) except in the ordinary course of business, license any material intellectual property rights to or from any third party;

(aa) engage in any material transaction or incur or sustain any material obligation not in the ordinary course of business consistent with past practice; and

(bb) agree or make any commitment to take any actions prohibited by this Section 6.1.

6.2. Affirmative Conduct Prior to Effective Time of the Merger. Between the date hereof and the Effective Time of the Merger, Company shall:

(a) use its commercially reasonable efforts consistent with this Agreement to maintain and preserve intact its present business organization and to maintain and preserve its relationships and goodwill with customers, employees and others having business relationships with Company;

(b) use its commercially reasonable efforts to keep in full force and effect all of the existing material permits and licenses of Company;

(c) use its commercially reasonable efforts to maintain insurance coverage at least equal to that now in effect on all properties which it owns or leases and on its business operations;

(d) perform its material contractual obligations and not become in material default on any such obligations;

(e) duly observe and conform in all material respects to all lawful requirements applicable to its business;

(f) maintain its assets and properties in good condition and repair, normal wear and tear excepted;

(g) except as provided in Section 6.2(g) of the Company Disclosure Letter, file all Tax Returns required to be filed with any tax authority in accordance with all applicable laws, timely pay all Taxes due and payable as shown in the respective Tax Returns that are so filed and ensure that the Tax Returns will, as of the time of filing, be based on tax positions that have substantial support under all applicable laws; and

(h) promptly notify Parent regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statute of limitations, any statutory notice of deficiency, any revenue agent’s report, any notice of proposed assessment, or any other similar notification of potential adjustments to the Tax liabilities or attributes of Company, or any actual or threatened collection enforcement activity by any Tax authority with respect to tax liabilities of Company.

6.3. Access to Information. Company will (and will cause its Subsidiaries to) afford, upon reasonable notice, to Parent and its representatives, counsel, accountants, agents and employees reasonable access during normal business hours to all of their business, operations, properties, books, files and records and will do everything reasonably necessary to enable Parent and its representatives, counsel, accountants, agents and employees to make a complete examination of the financial statements, business, assets and properties of Company and its Subsidiaries and the condition thereof and to update such examination at such intervals as Parent shall deem appropriate. Such examination shall be conducted in cooperation with the officers of Company and in such a manner as to minimize any disruption of, or interference with, the normal business operations of Company. Upon the request of Parent, and upon Parent’s execution and delivery of a customary waiver, Company will request BDO to provide reasonable access to representatives of Ernst & Young LLP, working on behalf of Parent, to auditors’ work papers with respect to the business and properties of Company and its Subsidiaries, including tax accrual work papers prepared for Company during the preceding 60 months, other than (a) books, records and documents covered by the attorney-client privilege, or that are attorneys’ work product, and (b) books, records and documents that Company are legally obligated to keep confidential. All documents and information concerning Company and its Subsidiaries so obtained from any of them (except to the extent that such documents or information are a matter of public record or require disclosure in the Proxy Statement or any of the public portions of any applications required to be filed with any Governmental Entity to obtain the approvals and consents required to effect the transactions contemplated hereby), shall be subject to the Confidentiality Agreement.

6.4. Filings. Company agrees that through the Effective Time of the Merger, Company’s reports, proxy statements, registrations, statements and other filings required to be filed with any applicable Governmental Entity will comply in all material respects with all the applicable statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.5. Notices; Reports. Company agrees that through the Effective Time of the Merger, Company will promptly notify Parent of any event of which Company obtains knowledge which has had or may have a Material Adverse Effect, or in the event that Company determines that it is unable to fulfill any of the conditions to the performance of Parent’s obligations hereunder, as set forth in Articles 9 or 11 herein, and Company will furnish Parent (i) as soon as available, and in any event within one Business Day after it is mailed or delivered to the Board of Directors of Company or committees thereof, any report by Company for submission to the Board of Directors of Company or committees thereof, provided, however, that Company need not furnish to Parent communications of Company’s legal counsel regarding Company’s rights and obligations under this Agreement, (ii) as soon as available, all proxy statements, information statements, financial statements, reports, letters and communications sent by Company to its shareholders or other security holders, and all reports filed by Company with the SEC or other Governmental Entities, and (iii) such other existing reports as Parent may reasonably request relating to Company.

6.6. Company Shareholders’ Meeting. As promptly as practicable after the execution of this Agreement, Company will take action necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a meeting of its shareholders to consider and vote upon this Agreement and the transactions contemplated hereby so as to permit the consummation of the transactions contemplated hereby. The Board of Directors of Company shall recommend that its shareholders approve this Agreement and the transactions contemplated hereby, including the Merger; provided, however, that the Board of Directors of Company may withdraw, modify or change its recommendation to the shareholders if the Board determines in good faith, following consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable law. Subject to the proviso of the immediately preceding sentence, Company will use its reasonable efforts to obtain the requisite affirmative vote of the holders of the outstanding Company Stock for the approval and adoption of this Agreement and the Merger. Prior to the termination of this Agreement in accordance with Section 13.1, (i) nothing contained in Section 6.1 shall limit in any way the obligation of Company to convene and hold the Company Shareholders’ Meeting in accordance with this Section 6.6 and (ii) Company shall not submit to the vote of its shareholders any Competing Transaction other than the transactions contemplated by this Agreement.

6.7. Proxy Statement. Company will promptly prepare or cause to be prepared the Proxy Statement, and further agrees to provide any information reasonably requested by Parent for the preparation of any applications necessary to consummate the transactions contemplated hereby. Company shall afford Parent a reasonable opportunity to review all such applications and all amendments and supplements thereto before the filing thereof. Company covenants and agrees that, with respect to the information relating to Company, the Proxy Statement will comply in all material respects with the provisions of applicable law, and will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading and will correct any statement in any earlier communication with respect to the solicitation of proxies for the Company’s Shareholders’ Meeting which has become false or misleading. If at any time prior to the Company Shareholders’ Meeting any fact or event relating to Company or any of its Affiliates which should be set forth in a supplement to the Proxy Statement should be discovered by Company or should occur, Company shall, promptly after becoming aware thereof, inform Parent of such fact or event. Company will use its commercially reasonable efforts to assist Parent in obtaining all approvals or consents of Governmental Entities necessary to effect the Merger and the transactions contemplated herein. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or any other filing with the SEC required in connection with the transactions contemplated hereby (or, in each case, any amendment to supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party; provided, however, the party responsible for filing or mailing such document shall not be liable for the comments included at the request of such other party to the extent such comments consist of information provided by such other party.

6.8. FIRPTA Certificate. At the Closing, Company shall deliver to Parent a properly executed Foreign Investment in Real Property Tax Act of 1980 Certificate, in form and substance satisfactory to Parent, which states that shares of capital stock of Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulations Section 1.1445-2(c)(3).

ARTICLE 7.

COVENANTS OF PARENT AND MERGER SUB

Parent and Merger Sub covenant and agree with Company as follows:

7.1. Limitation on Conduct Prior to Effective Time of the Merger. Between the date hereof and the Effective Time of the Merger, except as contemplated by this Agreement, each of Parent and its Subsidiaries shall not, without the prior written consent of Company, which consent Company shall not unreasonably withhold or delay:

(a) take any action which would or is reasonably likely to (i) materially adversely affect the ability of Parent or Merger Sub to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby; (ii) materially adversely affect Parent’s or Merger Sub’s ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Company’s, Parent’s or Merger Sub’s obligations hereunder, as set forth in Articles 9, 10 or 11 herein, not being satisfied; or

(b) agree or make any commitment to take any actions prohibited by this Section 7.1.

7.2. Applications. Parent will, as promptly as practicable, but in any event within 20 days of the date hereof, prepare and file in final form or cause to be prepared and filed in final form (it being recognized that applicable Governmental Entities may require supplemental filings after such filing in final form) any applications with Governmental Entities necessary to consummate the transactions contemplated hereby. Parent shall afford Company a reasonable opportunity to review all such applications (except for the confidential portions thereof) and all amendments and supplements thereto before the filing thereof.

7.3. Notices; Reports. Parent will promptly notify Company in the event that Parent determines that it is unable to fulfill any of the conditions to the performance of Company’s obligations hereunder, as set forth in Articles 9 or 10 herein.

7.4. Indemnification and Directors’ and Officers’ Insurance.

(a) From and after the Effective Time of the Merger, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time of the Merger, an officer or director or employee of Company or any of its Subsidiaries (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Company or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, or at or after, the Effective Time of the Merger (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (“Indemnified Liabilities”) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Company pursuant to Company’s Articles of Incorporation, Bylaws, any organizational documents of Company’s Subsidiaries, and indemnification agreements of Company or any of its Subsidiaries, if any, in existence on the date hereof with any directors or officers of Company or any of its Subsidiaries.

(b) For a period of six years after the Effective Time of the Merger, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Company (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage, amounts and retentions containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time of the Merger; provided, that in no event shall the Surviving Corporation be required to expend annually in excess of 200% of the annual premium currently paid by Company for such coverage.

(c) The Surviving Corporation shall pay (as incurred) all expenses, including reasonable fees and expenses of counsel, that an Indemnified Person may incur in enforcing the indemnity and other obligations provided for in this Section 7.4.

(d) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.4.

(e) The provisions of this Section 7.4 (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have or contract or otherwise.

ARTICLE 8.

ADDITIONAL COVENANTS

The parties hereto hereby mutually covenant and agree with each other as follows:

8.1. [intentionally omitted]

8.2. Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement as promptly as practicable.

8.3. Public Announcements. No press release or other public disclosure of matters related to this Agreement or any of the transactions contemplated hereby shall be made by Parent or Company unless the other party shall have provided its prior consent (which shall not be unreasonably withheld, delayed or conditioned) to the form and substance thereof; provided, however, that nothing herein shall be deemed to prohibit any party hereto from making any disclosure which its counsel reasonably deems necessary or advisable in order to fulfill such party’s disclosure obligations imposed by law.

8.4. Takeover Statutes. If any state takeover statute or similar law shall become applicable to the transactions contemplated by this Agreement, each of the Company and

Parent and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary or appropriate so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

8.5. Section 16 Matters. Prior to the Effective Time of the Merger, Parent, Merger Sub and the Company shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Company Stock (including derivative securities with respect to Company Stock) and any acquisitions of equity securities of Parent (if any) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

8.6. Stockholder Litigation. Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time of the Merger, Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against Company or the Board of Directors of Company relating to this Agreement or any of the transactions contemplated by this Agreement, and shall not settle any such litigation without Parent’s prior written consent, which will not be unreasonably withheld or delayed.

8.7. Tax Matters. The Merger shall be treated for federal income tax purposes as a purchase of the Company Stock by Parent from the Company shareholders, with no election being made or deemed made on such stock purchase under any provision of Section 338 of the Code.

8.8. Subsidiary Matters. Company shall take such action as may be reasonably necessary to effect the transfer, as of the Closing Date, or as soon as reasonably practicable thereafter, in accordance with applicable law, of the shares of capital stock of Company’s French Subsidiary held by parties other than Company to such parties as Parent shall designate in writing to Company no later than five Business Days prior to the Closing Date.

ARTICLE 9.

CONDITIONS PRECEDENT TO THE MERGER

The obligations of each of the parties hereto to consummate the transactions contemplated herein are subject to the satisfaction or waiver, on or before the Closing Date, of the following conditions:

9.1. Shareholder Approval. The Agreement and the transactions contemplated hereby shall have received all requisite approvals of the shareholders of Company.

9.2. No Judgments or Orders. No judgment, decree, injunction, order or proceeding shall be outstanding by any Governmental Entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside, the Merger substantially in the form contemplated by this Agreement.

9.3. Employee Benefit Plans. Parent and Company shall have received satisfactory evidence that all of Company’s and its Subsidiaries’ employee benefit plans, programs and arrangements have been treated as provided in Article 12 of this Agreement.

9.4. Proxy Statement. No order suspending the use of the Proxy Statement shall have been issued and no proceeding for that purpose shall have been issued or threatened in writing.

ARTICLE 10.

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF COMPANY

All of the obligations of Company to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived in writing by Company:

10.1. Representations and Warranties; Performance of Covenants. All the covenants, terms and conditions of this Agreement to be complied with and performed by Parent or Merger Sub on or before the Closing Date shall have been complied with and performed in all material respects. Each of the representations and warranties of Parent contained in Article 5 hereof shall have been true and correct in all respects on and as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date or for changes expressly contemplated by this Agreement) on and as of the Closing Date, subject to such exceptions as would not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole, with the same effect as though such representations and warranties had been made on and as of the Closing Date (it being understood that, for purposes of determining the effect of such exceptions, all materiality qualifications contained in such representations and warranties shall be disregarded).

10.2. Officers’ Certificate. There shall have been delivered to Company on the Closing Date a certificate executed by an officer of Parent and Merger Sub certifying compliance with all of the provisions of Section 10.1.

ARTICLE 11.

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

All of the obligations of Parent and Merger Sub to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived in writing by Parent:

11.1. Representations and Warranties; Performance of Covenants. All the covenants, terms and conditions of this Agreement to be complied with and performed by Company at or before the Closing Date shall have been complied with and performed in all material respects. Each of the representations and warranties of Company contained in Article 4 (other than the representations and warranties set forth in Section 4.2 and 4.6(a)) hereof shall have been true and correct in all respects on and as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date or for changes expressly contemplated by this Agreement) on and as of the Closing Date, subject to such exceptions as would not (individually or in the aggregate) reasonably be expected to have a Material Adverse Effect, with the same effect as though such representations and warranties had been made on and as of the Closing Date (it being understood that, for purposes of determining the effect of such exceptions, all Material Adverse Effect and materiality qualifications contained in such representations and warranties shall be disregarded). The representations and warranties of Company contained in Section 4.2 and 4.6(a) shall be true and correct in all materials respects as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date).

11.2. Authorization of Merger. All actions necessary to authorize the execution, delivery and performance of this Agreement by Company and the consummation of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors and shareholders of Company.

11.3. Officers’ Certificate. There shall have been delivered to Parent on the Closing Date a certificate executed by the Chief Executive Officer and the Chief Financial Officer of Company certifying compliance with all of the provisions of Sections 11.1 and 11.2.

11.4. No Material Adverse Effect. Since the date of the Agreement, there shall not have occurred any circumstance, change in or effect on Company that, individually or in the aggregate, has had or is reasonably likely to result in a Material Adverse Effect.

11.5. Third Party Consents. Company shall have obtained all consents and approvals of third parties listed in Section 11.5 of the Company Disclosure Letter.

11.6. Resignations. Parent shall have received copies of the resignations, effective as of the Effective Time of the Merger, of each director of Company and its Subsidiaries.

ARTICLE 12.

EMPLOYEE BENEFITS

12.1. Employee Benefits.

(a) Following the Effective Time of the Merger, employees of Company and its Subsidiaries may continue in the Employee Plans and Benefit Arrangements (other than equity-based plans or arrangements) or shall become eligible for the employee benefit plans and benefit arrangements of Parent (including, without limitation, the medical, dental, short and long term disability, life insurance, cafeteria plan, paid time off and 401(k) Plan, including any matching contributions) on the same terms as such plans and arrangements are generally offered from time to time to employees of Parent in comparable positions with Parent, it being understood that, except as otherwise provided under the terms of any such Employee Plan or Benefit Arrangement, Parent shall be entitled from time to time to modify, terminate or supplement any such employee plans or benefit arrangements or to substitute new employee plans or benefit arrangements for such employee plans or benefit arrangements in the exercise of their business judgment.

(b) With respect to any employee plans and benefit arrangements of Parent in which any employees of Company or its Subsidiaries who are employed by the Company or its Subsidiaries at the Effective Time of the Merger (the “Continuing Employees”) first become eligible to participate on or after the Effective Time of the Merger (“New Plans”), Parent shall (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements under any such New Plans, except to the extent such conditions or exclusions would have been recognized under the Employee Plans or Benefit Arrangements, (ii) recognize service of the Continuing Employees credited by Company or its Subsidiaries prior to the Effective Time of the Merger for purposes of eligibility and vesting under the New Plans (and not for purposes of benefit accrual under any employee defined benefit pension or retiree medical plans), and (iii) use commercially reasonable efforts to credit any deductibles, co-payments or other out-of-pocket expenses for the benefit plan year for each Continuing Employee and dependent recognized or recognizable under the Employee Plans or Benefit Arrangements. Entitlement to Paid Time Off (PTO) of employees of Company and its Subsidiaries accrued as of the Effective Time of the Merger shall not be reduced.

(c) Parent agrees that those Continuing Employees who remain as employees of Parent or the Surviving Corporation after the Effective Time of the Merger will be entitled to participate in annual cash incentive performance programs generally offered to employees of Parent (to the extent that such programs are offered from time to time by Parent) on the same terms as such programs are generally offered from time to time to employees in comparable positions with Parent.

(d)(i) For a period until the first anniversary of the Effective Time of the Merger, Parent will cause the Surviving Corporation to pay and provide to Continuing Employees whose employment terminates on or after the Effective Time of the Merger severance benefits and other required benefits under conditions and in amounts that are no less favorable to the Continuing Employees than those provided for under the Company’s severance programs as in effect as of the Effective Time of the Merger. Any such severance and other benefits under the Company’s severance programs shall be in addition to, and shall not be reduced or offset by any notice pay, severance pay or pay in lieu of notice required under any federal or state statute or regulation.

(ii) Parent will cause the Surviving Corporation to assume and perform all of the obligations of Company under the terms of any executive employment agreement or change of control agreement with any of the Company’s executive officers, and to pay and provide to Continuing Employees whose employment terminates on or after the Effective Time of the Merger and who, as a result, become eligible for benefits under the terms of any executive employment agreement, each and every benefit to which the employee is entitled under the terms of such agreements.

(iii) In the event Code Section 409A(a)(1)(B) requires a deferral of any payment to an employee who is a “specified employee” as that term is defined in Code Section 409A, such payment shall be accumulated and paid in a single lump sum on the earlier of (A) six (6) months following separation from service within the meaning of Code Section 409A of the “specified employee” or (B) the date of death of the “specified employee.”

(e) If Parent so requests no later than 5 days before the Closing Date, Company shall terminate all Employee Plans that have a feature intended to qualify under Section 401(k) of the Code (each, a “401(k) Plan”) and the following sentences of this Section 12.1(e) shall apply. No later than the day immediately before the Closing Date, Company shall provide Parent with evidence that the Board of Directors of Company has terminated each 401(k) Plan pursuant to resolutions of the Board of Directors of Company that are effective as of no later than the day immediately preceding the Closing Date. The form and substance of such resolutions shall be subject to the review and reasonable approval of Parent.

12.2. Company Stock Options and the Company Stock Option Plans.

(a) Except as provided in Section 12.2 of the Company Disclosure Letter, as soon as practicable following the date of this Agreement, the Board of Directors of Company (or, if appropriate, any committee administering the Company Stock Option Plans) shall take such actions as are required to: (i) provide that each outstanding Company Stock Option shall automatically accelerate so that each such Company Stock Option shall, immediately prior to the Effective Time of the Merger, become fully vested and fully exercisable for all the shares of Company Stock at the time subject to such Company Stock Option and may be exercised by the holder thereof for any or all of such shares of Company Stock as fully vested shares of Company Stock and (ii) provide that, upon the Effective Time of the Merger, all outstanding Company Stock Options, to the extent not exercised immediately prior to the Effective Time of the Merger, shall be cancelled (and each holder of a Company Stock Option shall cease to have any rights with respect thereto except as provided in this Section 12.2(a)(ii)) in exchange for a cash payment by Company of an amount equal to (A) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per share of Company Stock subject to such Company Stock Option, multiplied by (B) the number of shares of Company Stock subject to such Company Stock Option.

(b) All amounts payable pursuant to this Section 12.2 shall be subject to any required withholding of taxes and shall be paid without interest.

(c) Except as provided in Section 12.2 of the Company Disclosure Letter, the Board of Directors of Company (or, if appropriate, any committee administering the Company Stock Option Plans) shall adopt such resolutions or take such actions as are required to delete as of the Effective Time of the Merger the provision in any other Benefit Arrangements of Company providing for the issuance, transfer or grant of any capital stock of Company or any interest in respect of any capital stock of Company and to ensure that following the Effective Time of the Merger no holder of a Company Stock Option or any participant in any Company Stock Option Plan or other Benefit Arrangement shall have any right thereunder to acquire any capital stock of Company or the Surviving Corporation.

ARTICLE 13.

TERMINATION

13.1. Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of this Agreement by the shareholders of Company, upon the occurrence of any of the following:

(a) By mutual agreement of Parent and Company, in writing;

(b) By Parent or Company upon the failure of the shareholders of Company to give the requisite approval of this Agreement at the duly convened meeting of the shareholders of the Company required by Section 6.6, or any adjournment or postponement thereof; provided that the right to terminate this Agreement under this Section 13.1(b) shall not be available where the failure to obtain the requisite shareholder approval of this Agreement shall have been caused by the action or failure of the Company and such action or failure to act constitutes a breach by the Company of this Agreement;

(c) By Company, upon written notice to Parent, if there shall have been a breach by Parent or Merger Sub of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Parent or Merger Sub, which breach, either individually or in the aggregate, would result in the failure of the condition set forth in Section 10.1 and which breach has not been cured within 30 days following written notice thereof to Parent or, by its nature, cannot be cured within such time period;

(d) By Parent, upon written notice to Company, if there shall have been a breach by Company of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Company, which breach, either individually or in the aggregate, would result in the failure of the condition set forth in Section 11.1 and which breach has not been cured within 30 days following written notice thereof to Company or, by its nature, cannot be cured within such time period;

(e) By Company or Parent if any conditions set forth in Article 9 shall not have been met by June 30, 2008; provided, however, that this Agreement shall not be terminated pursuant to this Section 13.1(e) if the relevant condition shall have failed due to the failure of the party seeking to terminate to comply in all material respects with its obligations under this Agreement;

(f) By Company if any of the conditions set forth in Article 10 shall not have been met by June 30, 2008; provided, however, that this Agreement shall not be terminated pursuant to this Section 13.1(f) if the relevant condition shall have failed due to the failure of Company to comply in all material respects with its obligations under this Agreement;

(g) By Parent if any of the conditions set forth in Article 11 shall not have been met by June 30, 2008; provided, however, that this Agreement shall not be terminated pursuant to this Section 13.1(g) if the relevant condition shall have failed due to the failure of Parent to comply in all material respects with its obligations under this Agreement;

(h) By Parent if (i) the Board of Directors of Company shall have failed to recommend approval of this Agreement at the duly convened meeting of the shareholders of the Company required by Section 6.6, (ii) the Board of Directors of Company shall have withdrawn or modified or qualified in a manner adverse to Parent its favorable recommendation of this Agreement, (iii) the Board of Directors of Company shall have recommended any Competing Transaction to the shareholders of Company or (iv) a tender offer or exchange offer for outstanding shares of Company Stock shall have been commenced (other than by Parent or an Affiliate of Parent) and the Board of Directors of Company shall have recommended that the shareholders of Company tender their shares in such tender or exchange offer or, within 10 Business Days after the commencement of such tender or exchange offer, the Board of Directors of Company shall have failed to recommend against acceptance of such offer;

(i) By Company if the Board of Directors of Company shall, concurrently with such termination, authorize Company to enter into an agreement with respect to a Competing Transaction; provided, however, that Company may only exercise its right to terminate this Agreement pursuant to this Section 13.1(i) if (i) Company shall have complied in all material respects with Section 6.1(l); (ii) the Board of Directors of Company, after consultation with its financial advisor, has reasonably determined in good faith that such Competing Transaction is a Superior Proposal (taking into account any proposal or offer which shall have been made by Parent to modify the terms of this Agreement); and (iii) the Board of Directors of Company has reasonably determined in good faith (after consultation with outside legal counsel) that the failure to exercise such right of termination would be inconsistent with its fiduciary duties under applicable law; provided, that for purposes of this Section 13.1(i) the term “Competing Transaction” shall have the meaning set forth in Section 6.1(l), except that the reference to “20% or more” in the definition of Competing Transaction shall be deemed to be a reference to “a majority”; or

(j) By Parent, if Company shall have willfully and materially breached Section 6.1(l) and which breach either has not been cured within 5 days following written notice thereof to Company or, by its nature, cannot be cured within such time period; it being understood and agreed that the Parent’s termination rights upon any such breach shall be governed by this Section 13.1(j) and not Section 13.1(d).

13.2. Effect of Termination.

(a) In the event of termination of this Agreement by either Company or Parent as provided in Section 13.1, neither Company nor Parent shall have any further obligation or liability to the other party except under the terms of the Confidentiality Agreement, Section 13.1(i) and this Section 13.2; provided, however, that except as otherwise provided in this Section 13.2 nothing herein shall relieve any party from liability for any willful and material breach of the warranties and representations made by it, or willful and material failure in performance of any of its covenants, agreements or obligations hereunder.

(b) Company shall pay Parent an amount equal to the sum of $1.5 million (the “Termination Fee”) if this Agreement is terminated as follows:

(i) If Parent or Company terminates the Agreement pursuant to 13.1(b) because of the failure of shareholders to approve the Agreement and within 12 months of such termination the Company has entered into a definitive agreement with a third party, such Termination Fee shall be due upon entry of a definitive agreement with a third party;

(ii) if Parent shall terminate this Agreement pursuant to Sections 13.1(h) or 13.1(j), then Company shall pay Parent the Termination Fee on the Business Day following such termination; and

(iii) if the Company terminates this Agreement pursuant to Section 13.1(i), the Company will pay the Termination Fee simultaneous with such termination.

(c) If Company fails to pay all amounts due to Parent on the dates specified in this Section 13.2, then Company shall pay Parent interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by Parent.

(d) Each of Parent and the Company acknowledges and agrees that in the event that Parent is entitled to receive the Termination Fee pursuant to Section 13.2(b)(i) or Section 13.2(b)(iii), the right of Parent to receive such amount shall constitute Parent’s sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of, such termination of this Agreement. Each of Parent and the Company acknowledges and agrees that in the event that Parent is entitled to receive the Termination Fee pursuant to Section 13.2(b)(ii), Parent is entitled either to receive the Termination Fee in which case the right of Parent to receive such amount shall constitute Parent’s sole and exclusive remedy for, and such amount shall constitute liquidated damages in respect of such termination of this Agreement or enforce its remedies to require consummation of the transactions contemplated by this Agreement, in which case Parent shall not be entitled to receive the Termination Fee or any other remedy in respect of such occurrence.

ARTICLE 14.

MISCELLANEOUS

14.1. Expenses. Except as otherwise provided herein, all Expenses incurred by Parent, Merger Sub and Company in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by either such party or its Affiliates, shall be borne solely and entirely by the party which has incurred the same. “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including all fees and expenses of attorneys, accountants, investment bankers, experts and consultants to the party and its Affiliates) incurred by the party or on its behalf in connection with the consummation of the transactions contemplated by this Agreement.

14.2. Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to another shall be in writing and delivered personally or by confirmed facsimile transmission or sent by a recognized overnight courier service or by registered or certified mail, postage prepaid, with return receipt requested, addressed as follows:

To Parent or Merger Sub:	Bottomline Technologies (de), Inc. 325 Corporate Drive Portsmouth, NH 03801 Attention: Robert A. Eberle, CEO Facsimile: (603) 436-0300

With a copy to:	Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Attention: John A. Burgess, Esq. Facsimile: (617) 526-500

To Company:	Optio Software, Inc. Windward Fairway II 3015 Windward Plaza Alpharetta, Georgia 30005 Attention: C. Wayne Cape, President and CEO Facsimile: (770) 576-3642

With a copy to:	Locke Lord Bissell & Liddell LLP 1900 The Proscenium 1170 Peachtree Street, NE Atlanta, Georgia 30309 Attention: Neil H. Dickson, Esq. Facsimile Number: (404) 872-5547

Any such notice, request, instruction or other document shall be deemed received (i) on the date delivered personally or delivered by confirmed facsimile transmission, (ii) on the next Business Day after it was sent by overnight courier, delivery charges prepaid; or (iii) on the fourth Business Day after it was sent by registered or certified mail, postage prepaid. Any of the persons shown above may change its address for purposes of this section by giving notice in accordance herewith.

14.3. Assignment. All terms and conditions of this Agreement shall be binding upon and shall inure, to the extent permitted by law, to the benefit of the parties hereto and their respective permitted transferees and successors and permitted assigns; provided, however, that this Agreement and all rights, privileges, duties and obligations of the parties hereto, without the prior written approval of the other parties hereto, may not be transferred, assigned or delegated by any party hereto (by operation of law or otherwise) and any such attempted transfer, assignment or delegation shall be null and void.

14.4. Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which, taken together, shall constitute one original document and shall become effective when one or more counterparts have been signed by the appropriate parties and delivered to each party hereto.

14.5. Effect of Representations and Warranties. The respective representations, warranties and covenants of the parties contained in this Agreement and any certificate delivered pursuant hereto shall terminate at, and not survive, the Closing; provided, however, that this Section shall not limit any covenant or agreement of the parties that by its terms requires performance after the Closing.

14.6. Third Parties. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action to any person other than parties hereto, except as provided in Section 7.4(e). As used in this Agreement the term “parties” shall refer only to Parent, Merger Sub and Company as the context may require.

14.7. Integration. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

14.8. Specific Performance. Except where Section 13.2(d) is applicable, in which case Parent’s rights shall be governed by Section 13.2(d), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

14.9. Knowledge. Whenever any statement herein or in any list, certificate or other document delivered to any party pursuant to this Agreement is made “to the knowledge” or “to the knowledge” of any party or another Person, such party or other Person shall make such statement based upon the actual knowledge of the senior executive officers of such Person.

14.10. Governing Law. Except to the extent that the GBCC is applicable hereto, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

14.11. Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement and shall not affect the interpretation hereof.

14.12. Severability. If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner and with substantially the same effect as originally set forth at the date this Agreement was executed.

14.13. Waiver and Modification; Amendment. No waiver of any term, provision or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, provision or condition of this Agreement. Except as otherwise required by law, this Agreement, when executed and delivered, may be modified or amended by action of the Boards of Directors of Parent, Merger Sub and Company without action by their respective shareholders. This Agreement may be modified or amended or any provision hereof waived only by an instrument of equal formality signed by the parties or their duly authorized agents.

14.14. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Company or Parent or any officer, director, employee, representative or investor of any party hereto.

14.15. WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

REMAINDER OF PAGE LEFT INTENTIONALLY BLANK.

IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

BOTTOMLINE TECHNOLOGIES (de), INC.

By:	/s/ Kevin Donovan
Name:	Kevin Donovan
Its:	CFO

OLIVE ACQUISITION CORP.

By:	/s/ Kevin Donovan
Name:	Kevin Donovan
Its:	Treasurer

OPTIO SOFTWARE, INC.

By:	/s/ C. Wayne Cape
Name:	C. Wayne Cape
Its:	CEO and President